UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raptor Pharmaceuticals Corporation

File No. 000-50720 - CF#21972

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Raptor Pharmaceuticals Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended Form 10-QSB filed on April 15, 2008.

Based on representations by Raptor Pharmaceuticals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 28, 2013
Exhibit 10.2	through January 7, 2013
Exhibit 10.3	through February 28, 2013
Exhibit 10.4	through February 28, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support